EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam

Selangor, Malaysia

BY EDGAR

October 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Registration Statement on Form F-1
Filed September 16, 2024
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated October 1, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Registration Statement on Form F-1 that the Company filed with the Commission on September 16, 2024 (the “Registration Statement”).

The Company is responding to the Staff’s comments by filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Exhibit 23.1, page 1

Please include a currently dated consent in your next filing.

Response

In response to the comment, we have included a currently dated consent from UHY as Exhibit 23.1 to Amendment No. 1.

Comment 2	Liquidity and Capital Resources, page 50

We note your response to prior comment 8. The tabular presentation on page 52 that sets forth a summary of your cash flows and the subsequent discussion of such cash flows do not appear to have been revised to reflect the changes made to your statements of cash flow related to the reclassification of the advances to related parties from operating activities to investing activities. Please revise accordingly.

Response

In response to the comment, we have revised the tabular presentation on page 52 of Amendment No. 1 to reflect the changes made to the statements of cash flow related to the reclassification of the advances to related parties from operating activities to investing activities.

Comment 3	Quality Control, page 71

We note your revised disclosure in response to comment 3. Please revise your disclosure to further clarify the category of registration you will seek for each of your products, and provide support for your disclosure discussing the estimated timeline for approval of each product, given that you are still in the process of selecting the appropriate person or organization to assist you in the regulatory approval process.

Response

As noted in the disclosures set forth in the “Business – Our Business Divisions – Quality Control” section contained in the Registration Statement, the Company plans to apply for approval by the United States Food & Drug Administration for its medical face mask products and for its SpaceLift skincare product. It plans to apply for approval of its medical face mask products as personal protective equipment and as Class I Medical Devices, and it plans to apply for approval of its SpaceLift skincare product under Category 14(C) of the FDA Cosmetic Product Categories and Codes, which covers “Skin care preparations (creams, lotions, powders and sprays) (Body and hand (excluding shaving preparations)).” The Company estimates that the approval process for its medical facemask products will take approximately 90 days and that the approval process for its SpaceLift product will take approximately one month. Given that the Company is now in the advanced stages of the process of evaluating and selecting the appropriate person or organization to assist it in navigating the regulatory approval process, it is targeting commercial launch of the aforementioned products in the United States late in the first quarter or early in the second quarter of 2025.

In response to the comment, we have revised the disclosure to note that the Company is now “in the advanced stages” of the process of evaluating and selecting the appropriate person or organization to assist it in navigating the regulatory approval process, and to note that the Company’s timetable for commercial launch is currently “late in the first quarter or early in the second quarter of 2025” rather than “the first quarter of 2025.” We have also revised the disclosure to note that the Company’s estimated timeline for approval of each product is based upon its understanding of the action items necessary to obtain approval and guidance provided by the FDA, and have included references to certain sources that the Company has consulted in this regard.

Comment 4	Trademark and Intellectual Property, page 72

We note your revised disclosure that three of your five patent applications have resulted in registered patents. Please revise you table to indicate which of the five patent applications have resulted in registered patents and which are pending applications. Please also disclose the relevant expiration dates.

Response

In response to the comment, we have revised the patent table that appears on page 73 of Amendment No. 1 to indicate which of the five patent applications have resulted in registered patents (i.e., patent no. 1 for Malaysia, patent no. 2 for Australia and patent #3 for the European Union), and have added a column to the table to disclose the expiration dates for those patents (i.e., July 6, 2041 for patent no. 1, December 15, 2041 for patent no. 2 and December 21, 2041for patent no. 3).

Comment 5	General

Please refile exhibits 10.8, 10.9, 10.10, and 10.11 in text-searchable format, and ensure that all of your exhibits are filed in this format. See Item 301 of Regulation S-T.

In response to the comment, we have refiled exhibits 10.8, 10.9, 10.10 and 10.11 in text-searchable format, and also have filed as new exhibits to Amendment No. 1 exhibits 10.3, 10.4, 10.5, 10.6 and 10.7, also in text-searchable format.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei